PJT PARTNERS LP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2017

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.